EXHIBIT 99.1

Golar LNG Partners L.P. 2014 Annual General Meeting

HAMILTON, Bermuda, July 3, 2014 (GLOBE NEWSWIRE) -- Golar LNG Partners LP advises that its 2014 Annual General Meeting will be held on September 19, 2014. The record date for voting at the Annual General Meeting is set to July 18, 2014. The notice, agenda and associated material will be distributed prior to the meeting.

Golar LNG Partners LP
Hamilton, Bermuda
July 3, 2014.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.